UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SPI Energy Co., Ltd.

(Name of Issuer)

Ordinary Shares, par value $0.0001

(Title of Class of Securities)

G8651P110

(CUSIP Number)

Jason Wong

Melodious International Investments Group Limited

45F, China Resources Building, 26 Harbour Road,

Wan Chai, Hong Kong

Telephone: +852- 39566776

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G8651P110

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Melodious International Investments Group Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,296,370 shares of Ordinary Shares1
	9	Sole dispositive power 0
	10	Shared dispositive power 1,296,370 shares of Ordinary Shares[1]

11	Aggregate amount beneficially owned by each reporting person 1,296,370 shares of Ordinary Shares[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 7.3%[2]
14	Type of reporting person (see instructions) CO

1.

Consists of 1,296,370 shares of Ordinary Shares held by Melodious International Investments Group Limited (“MII Group Limited”). See Item 5. MII Group Limited is a British Virgin Islands company wholly owned by Jilun He. Jilun He is the sole director of MII Group Limited. The business address of MII Group Limited is Sea Meadow House, Blackburne Highway, (P.O. Box 116), Road Town, Tortola, British Virgin Islands.

2.

Percentage calculated based on 17,801,469 shares of Ordinary Shares, consisting of (i) 14,837,469 shares of Ordinary Shares outstanding as of September 30, 2020, as disclosed in the issuer’s prospectus supplement on Form 424(b)(5) filed with the Securities and Exchange Commission on October 1, 2020 and (ii) 2,964,000 shares of Ordinary Shares issued by the issuer pursuant to a registered direct offering, as disclosed in the issuer’s press release on Form 6-K filed with the Securities and Exchange Commission on October 6, 2020.

SCHEDULE 13D

CUSIP No. G8651P110

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jilun He
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization People’s Republic of China

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,296,370 shares of Ordinary Shares1
	9	Sole dispositive power 0
	10	Shared dispositive power 1,296,370 shares of Ordinary Shares[1]

11	Aggregate amount beneficially owned by each reporting person 1,296,370 shares of Ordinary Shares[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 7.3%[2]
14	Type of reporting person (see instructions) IN

1.

Consists of 1,296,370 shares of Ordinary Shares held by Melodious International Investments Group Limited (“MII Group Limited”). See Item 5. MII Group Limited is a British Virgin Islands company wholly owned by Jilun He. Jilun He is the sole director of MII Group Limited. The business address of MII Group Limited is Sea Meadow House, Blackburne Highway, (P.O. Box 116), Road Town, Tortola, British Virgin Islands.

2.

Percentage calculated based on 17,801,469 shares of Ordinary Shares, consisting of (i) 14,837,469 shares of Ordinary Shares outstanding as of September 30, 2020, as disclosed in the issuer’s prospectus supplement on Form 424(b)(5) filed with the Securities and Exchange Commission on October 1, 2020 and (ii) 2,964,000 shares of Ordinary Shares issued by the issuer pursuant to a registered direct offering, as disclosed in the issuer’s press release on Form 6-K filed with the Securities and Exchange Commission on October 6, 2020.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of SPI Energy Co, Ltd., a Cayman Islands corporation (the “Issuer”). The Issuer’s principal executive offices are located at #1128, 11/F, No. 52 Hung To Road, Kwun Tong, Kowloon, Hong Kong SAR, China.

Item 2.	Identity and Background.

(a) - (c) This Statement is being filed by each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i) Melodious International Investments Group Limited (“MII Group Limited”), a British Virgin Islands company; and

(ii) Jilun He, a citizen of the People’s Republic of China.

MII Group Limited is a company wholly owned by Jilun He.

The business address of MII Group Limited is Sea Meadow House, Blackburne Highway, (P.O. Box 116), Road Town, Tortola, British Virgin Islands.

The business address of Jilun He is 45F, China Resources Building, 26 Harbour Road, Wan Chai, Hong Kong.

The principal business of MII Group Limited is investment.

The principal business of Jilun He is merchant.

With respect to MII Group Limited, Jilun He is the sole director of such Reporting Person and there are no other executive officers and directors or persons holding equivalent positions of such Reporting Person.

(d), (e) During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of Jilun He is the People’s Republic of China.

Item 3.	Source and Amount of Funds or Other Considerations.

MII Group Limited (formerly: Yes Yield Investments Limited), entered into a purchase agreement (the “Purchase Agreement”) and an option agreement (the “Option Agreement”) with Solar Power, Inc. (“Solar Power”), each dated as of May 4, 2015. Pursuant to the Purchase Agreement, MII Group Limited purchased from Solar Power for an aggregate purchase price of $25,002,000 a total of 9,260,000 shares of common stock of Solar Power (the “First Batch Common Shares”). Pursuant to the Option Agreement, MII Group Limited has an option to purchase from Solar Power up to 9,260,000 shares of common stock of Solar Power at a total purchase price of US$25,002,000 (the “Option”) on or prior to November 4, 2015. On October 31, 2015, MII Group Limited exercised the Option and purchased from Solar Power for an aggregate purchase price of US$10,000,000.8 a total of 3,703,704 shares of common stock of Solar Power (the “Second Batch Common Shares” and collectively with the First Batch Common Shares, the “Purchased Common Shares”). On the same date, MII Group Limited entered into a supplemental agreement (the “Supplemental Agreement”) with Solar Power, pursuant to which MII Group Limited may exercise the Option to purchase the remaining 5,556,296 shares of common stock of Solar Power on or prior to June 30, 2016. Such un-exercised portion of the Option expired on June 30, 2016.

The foregoing description of the terms of each of the Purchase Agreement, the Option Agreement and the Supplemental Agreement is qualified in its entirety by reference to its full text, a copy of which is included as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3 of this Statement, respectively, and is incorporated herein by reference.

The purchase of the Purchased Common Shares was funded from the working capital of MII Group Limited.

Solar Power merged with the Issuer and reorganized as a Cayman Islands company on January 4, 2016, each share of common stock of Solar Power was converted into one share of Ordinary Share of the Issuer. The Issuer completed a 1-for-10 share split on September 19, 2017, a 10-for-1 share combination on November 6, 2017 and another 10-for-1 share combination on November 15, 2018. As of the date of this Statement, MII Group Limited held 1,296,370 shares of Ordinary Shares converted from the Purchased Common Shares.

MII Group Limited purchased a total of 152,557 shares of Ordinary Shares in the open market from April 14, 2016 to October 13, 2016, for an aggregate price of US$9,715,268.59, exclusive of commissions and fees, and sold a total of 152,557 shares of Ordinary Shares in the open market from April 25, 2016 to September 28, 2020, for an aggregate price of US$1,650,317.74, exclusive of commissions and fees. The funds for the purchase of such shares of Ordinary Shares came from the working capital of MII Group Limited. No borrowed funds were used to purchase such shares of Ordinary Shares.

Jilun He purchased 320 shares of Ordinary Shares in the open market on July 14, 2016, for an aggregate price of US$19,615.68, exclusive of commissions and fees, and sold 320 shares of Ordinary Shares in the open market on September 25, 2020, for an aggregate price of US$3,324.05, exclusive of commissions and fees. The funds for the purchase of such shares of Ordinary Shares came from Jilun He’s cash on hand. No borrowed funds were used to purchase such shares of Ordinary Shares.

Item 4.	Purpose of Transaction.

The information set forth in Items 3, 5 and 6 of this Statement is hereby incorporated by reference in this Item 4.

The Reporting Persons purchased the Purchased Common Shares from the Issuer and in the open market for investment purposes. The Reporting Persons intend to review their equity interest in the Issuer on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by them in the open market, in privately negotiated transactions or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: current and anticipated future trading prices of the securities of the Issuer; the financial condition, results of operations and prospects of the Issuer; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Other than as set forth in this Statement, the Reporting Persons have no present plans or proposals which relate to or would result in:

(a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(b) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(c) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(d) Any material change in the present capitalization or dividend policy of the Issuer;

(e) Any other material change in the Issuer’s business or corporate structure;

(f) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(g) A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(i) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) and (b). The following disclosure assumes that there were 17,801,469 shares of Ordinary Shares outstanding as of the date of this Statement, including (i) 14,837,469 shares of Ordinary Shares outstanding as of September 30, 2020, as disclosed in the issuer’s prospectus supplement on Form 424(b)(5) filed with the Securities and Exchange Commission on October 1, 2020 and (ii) 2,964,000 shares of Ordinary Shares issued by the issuer pursuant to a registered direct offering, as disclosed in the issuer’s press release on Form 6-K filed with the Securities and Exchange Commission on October 6, 2020.

MII Group Limited is the direct owner of 1,296,370 shares of Ordinary Shares of the Issuer and Jilun He is the indirect owner of such shares. The Reporting Persons are deemed to have the shared power to vote or to direct the vote or dispose or direct the disposition of such 1,296,370 shares of Ordinary Shares, representing 7.3% of the Issuer’s total issued and outstanding shares of Ordinary Shares as of the date of this Statement.

Except as disclosed in Items 5(a) and 5(b), neither of the Reporting Persons has beneficially own any Ordinary Shares, or has the right to acquire any Ordinary Shares, nor presently have the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares which it may be deemed to beneficially own.

(c) The trading dates, number of shares of Ordinary Shares purchased or sold and the price per share for all transactions in the shares of Ordinary Shares of the Issuer effected on behalf of each Reporting Person within the last 60 days, which were all ordinary brokerage transactions effected in the open market, are set forth in Schedule A and are incorporated herein by reference.

Except as disclosed in this Statement, neither of the Reporting Persons has effected any transaction in the shares of Ordinary Shares or other securities of the Issuer during the past 60 days.

(d) Except as set forth in this Item 5, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is hereby incorporated by reference.

The Reporting Persons entered into a joint filing agreement on October 22, 2020 (the “Joint Filing Agreement”), pursuant to which they have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.4.

Except as set forth herein, neither of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. None of the Ordinary Shares beneficially owned by the Reporting Persons is pledged or otherwise subject to a contingency the occurrence of which would give a person voting power or investment power over such securities.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

99.1	Purchase Agreement, dated May 4, 2015, between Yes Yield Investments Limited and Solar Power, Inc.

99.2	Option Agreement, dated May 4, 2015, between Yes Yield Investments Limited and Solar Power, Inc.

99.3	Supplemental Agreement, dated October 31, 2015, between Melodious International Investments Group Limited and Solar Power, Inc.

99.4	Joint Filing Agreement, between each Reporting Person, dated October 22, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2020

Jilun He

By:	/s/ Jilun He

Melodious International Investments Group Limited

By:	/s/ Jilun He
Name:	Jilun He
Title:	Director

SCHEDULE A

TRANSACTIONS IN PAST 60 DAYS

The following sale transactions were made by MII Group Limited in open-market broker transactions:

Trade Date	Transaction	Shares	Average Per Share Price
2020-09-27	Sell	52,557	$12.000
2020-09-28	Sell	50,000	$9.900
2020-09-28	Sell	50,000	$9.900

The following sale transactions were made by Jilun He in open-market broker transactions:

Trade Date	Transaction	Shares	Average Per Share Price
2020-09-25	Sell	320	$10.388